Exhibit 23.1

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of VeriTeQ Corporation (a development stage company), on Form S-1 to be filed on or about December 5, 2013, of our report dated September 16, 2013, except for the third paragraph of Note 1 as to which the date is December 2, 2013, on our audits of the consolidated financial statements of VeriTeQ Acquisition Corporation and subsidiaries. Our report includes an explanatory paragraph about the existence of substantial doubt concerning VeriTeQ Acquisition Corporation's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-1.

/s/ EisnerAmper LLP

New York, New York

December 5, 2013